Exhibit 99.1

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

CNH INDUSTRIAL 2013 NET REVENUES OF €25.8 BILLION, TRADING PROFIT OF €2.0 BILLION,

NET PROFIT OF €917 MILLION (+2%)

•	Net revenues totaled €25.8 billion, in line with 2012; on a constant currency basis revenues increased 4.3%.

•	Trading profit for the year was €1,985 million, with trading margin of 7.7%. On a constant currency basis, trading profit was in line with 2012.

•	Net profit increased 2% to €917 million (€900 million in 2012).

•	Net industrial debt stood at €1,592 million (€1,642 million at December 31, 2012). Group available liquidity totaled €6.3 billion (€6.2 billion at December 31, 2012).

•	The Board of Directors is recommending for 2013 a dividend of €0.20 per share, totaling approximately €270 million.

•	CNH Industrial expects improved performance in 2014, with revenues flat to up 5% and trading margin between 7.8% and 8.2%. Net industrial debt expected between €1.5 billion and €1.7 billion.

CNH INDUSTRIAL

Summary Income Statement

Full Year				4th Quarter
2013	2012 (1)	Change	(€ million)	2013	2012 (1)	Change
25,778	25,785	0.0%	Net revenues	6,934	7,014	-1.1%
1,985	2,063	-78	Trading profit/(loss)	436	435	1
7.7	8.0	-0.3 p.p.	Trading margin (%)	6.3	6.2	0.1 p.p.
1,868	1,846	22	Operating profit/(loss)	388	358	30
1,507	1,460	47	Profit/(loss) before taxes	300	240	60
917	900	17	Profit/(loss) for the period	170	156	14
789	791	-2	Profit/(loss) attributable to owners of the parent	173	143	30
128	109	19	Profit/(loss) attributable to non-controlling interests	(3)	13	-16
0.63	0.65	-0.02	Basic EPS (2) (€)	0.13	0.12	0.01
0.63	0.65	-0.02	Diluted EPS (€)	0.13	0.12	0.01

(1)	For full year and fourth quarter 2012, figures have been recast following the adoption of IAS 19 Revised. There was no significant impact for any individual line item.
(2)	As a consequence of the effective date of the merger, full-year 2013 basic EPS has been calculated on approximately 1,255 million of weighted average number of common shares outstanding and Q4 2013 basic EPS has been calculated on approximately 1,350 million of weighted average number of common shares outstanding.

The financial results presented in this press release have been prepared in accordance with IFRS and relate to CNH Industrial Group after the merger between Fiat Industrial S.p.A. and CNH Global N.V., completed on September 29, 2013. The merger had no impact on the activities of the former Fiat Industrial Group and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. However, subsequent to the merger closing date, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders are now included in the profit and net equity attributable to owners of the parent.

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD

United Kingdom

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

London (UK) – (January 30, 2014) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced Group revenues of €25,778 million for 2013 (+4.3% on a constant currency basis). Revenues from Agricultural and Construction Equipment were in line with the prior year at €16,006 million; on a constant currency basis, revenues increased by €759 million (+4.7%) as a result of the strong demand for Agricultural Equipment, partially offset by challenges faced by the Construction Equipment business. Trucks and Commercial Vehicles revenues were €8,752 million (+1.5% on a constant currency basis) as a result of a recovery in demand in Europe, largely due to the Euro V pre-buy effect mainly in Q4 2013, and increased volumes in LATAM. Powertrain revenues at €3,331 million (up 14.6% on a constant currency basis), were driven by higher volumes for both internal and external customers.

Group trading profit for the year was €1,985 million (trading margin of 7.7%), down €78 million largely as a result of negative exchange rates. On a constant currency basis, trading profit was in line with 2012 as higher volumes and positive mix in the Agricultural and Construction Equipment Segment and higher revenues and better capacity utilization for Powertrain compensated for Euro VI transitional costs and a less favorable product mix and pricing environment in the Trucks and Commercial Vehicles Segment.

Operating profit increased €22 million to €1,868 million in 2013 mainly as a result of reduced restructuring costs from the prior year.

Net financial expense totaled €463 million for 2013, compared with €467 million for 2012.

Income taxes totaled €590 million, representing an effective tax rate of 39% for the year, slightly above full year Group expectations mainly due to one time merger related impacts. For 2014, CNH Industrial Group expects an effective tax rate between 35% and 38%.

Group net profit was €917 million for 2013 (€900 million for 2012), or €0.63 per share (€0.65 for 2012).

Net industrial debt of €1,592 million at December 31, 2013 was €50 million lower than year-end 2012.

Available liquidity of €6,318 million, inclusive of €1,613 million in undrawn committed facilities, slightly increased over December 31, 2012.

Fourth Quarter

For the fourth quarter, Group revenues totaled €6.9 billion, an increase of 4.2% on a constant currency basis (-1.1% on a reported basis) driven by positive performance for Agricultural Equipment, Powertrain and Trucks and Commercial Vehicles, partially offset by a decline in revenues for Construction Equipment due primarily to announced actions to realign dealer inventory to retail demand.

Group trading profit totaled €436 million for the fourth quarter (€435 million in the same period of 2012), with a trading margin of 6.3% (6.2% in Q4 2012). On a constant currency basis, trading profit increased by €21 million, as improved results for the Agricultural Equipment business, driven primarily by positive pricing and mix, more than offset lower profitability from negative volume/mix, inflationary cost increase and negative exchange rate impacts, both primarily in LATAM, affecting Trucks and Commercial Vehicles.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Operating profit was €388 million in Q4 2013, an increase of 8.4% compared with €358 million for the same period in 2012.

Net financial expense totaled €119 million for the quarter, a decrease of €14 million from the same period in 2012 mainly due to lower net foreign exchange expenses.

Net profit for the fourth quarter increased 9% to €170 million (€156 million for the same period in 2012), or €0.13 per share (€0.12 for the same period in 2012).

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Significant events subsequent to December 31, 2013

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Trucks and Commercial Vehicles business in Italy, Germany, France, the United Kingdom and other major European markets. This extension has been approved by the French banking regulatory authority (ACPR). Prior to this agreement, the joint venture provided leasing and financing to CNH Industrial customers in the Agricultural and Construction Equipment businesses in Europe starting from 1997. The company currently finances over 40,000 customers in nine countries, for a total outstanding portfolio of €1.7 billion. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all CNH Industrial Group businesses in major European countries. CNH Industrial Capital Europe will henceforth use the CNH Industrial Capital and Iveco Capital brands for dealer and customer-oriented financing activities.

Dividends

On the basis of estimated 2013 profit and retained earnings available for distribution by CNH Industrial N.V., and subject to formal Board approval of the Group’s 2013 financial statements on February 28, 2014, the Board of Directors of CNH Industrial N.V. intends to propose to Shareholders at the Annual General Meeting a dividend of €0.20 per common share, totaling approximately €270 million.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

2014 Outlook

Projected improvements in operating performances in the Trucks and Commercial Vehicles and Construction Equipment businesses, coupled with continued industrial efficiencies, are expected to offset the projected decline in unit demand of agricultural product equipment forecasted for 2014. Accordingly, CNH Industrial is setting its 2014 guidance as follows:

•	Revenues flat to up 5%;

•	Trading margin between 7.8% and 8.2%; and

•	Net industrial debt between €1.5 billion and €1.7 billion.

The Group will be releasing a new business plan in May of 2014 at an investor event to be held in the United States following the Q1 2014 results release. Prior to the release of the Q1 2014 results, the Group will be holding a conference call with analysts to present the changes from the 2014 transition from IFRS to US GAAP accounting standards and the change from the Euro to the US Dollar as the Group reporting currency, including a recast of prior years’ data.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

CNH INDUSTRIAL

Revenues and Trading Profit/(Loss) by Segment – Full Year

Revenues				Trading Profit/(Loss)
2013	2012	% change	(€ million)	2013	2012	Change
16,006	16,056	-0.3	Agricultural and Construction Equipment	1,783	1,554	229
8,752	8,924	-1.9	Trucks and Commercial Vehicles	101	466	-365
3,331	2,933	13.6	Powertrain	158	141	17
(2,311)	(2,128)	—	Eliminations and other	(57)	(98)	41
25,778	25,785	0.0	Total	1,985	2,063	-78

For full year 2012, figures are provided on a recast basis due to the adoption of IAS 19 Revised.

CNH INDUSTRIAL

Revenues and Trading Profit/(Loss) by Segment – 4th Quarter

Revenues				Trading Profit/(Loss)
2013	2012	% change	(€ million)	2013	2012	Change
3,899	4,052	-3.8	Agricultural and Construction Equipment	298	264	34
2,689	2,698	-0.3	Trucks and Commercial Vehicles	94	167	-73
985	827	19.1	Powertrain	71	64	7
(639)	(563)	—	Eliminations and other	(27)	(60)	33
6,934	7,014	-1.1	Total	436	435	1

For the fourth quarter of 2012, figures are provided on a recast basis due to the adoption of IAS 19 Revised.

CNH INDUSTRIAL

Key Balance Sheet Data

(€ million)	12.31.2013	12.31.2012
Total assets	40,941	38,861
Total equity	5,556	5,376
Equity attributable to owners of the parent	5,504	4,628
Equity attributable to non-controlling interests	52	748

Figures at December 31, 2012 are provided on a recast basis due to the adoption of IAS 19 Revised, with a negative impact of €346 million on Total equity.

CNH INDUSTRIAL

Net Debt

(€ million)	12.31.2013	12.31.2012
Financial Debt	(21,714)	(20,633)
- Asset-backed financing	(10,679)	(9,708)
- Other debt	(11,035)	(10,925)
Other financial assets/(liabilities) (1)	121	24
Cash, cash equivalents and current securities	4,705	4,615
Net Debt	(16,888)	(15,994)
Industrial Activities	(1,592)	(1,642)
Financial Services	(15,296)	(14,352)
Cash, cash equivalents and current securities	4,705	4,615
Undrawn committed facilities	1,613	1,591
Available Liquidity	6,318	6,206

(1)	Includes positive and negative fair value of derivative financial instruments.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

CNH INDUSTRIAL

Change in Net Industrial Debt

(€ million)	2013	2012
Cash from operating activities before change in working capital	1,730	1,760
Cash from operating activities	1,874	1,469
Net Industrial Cash Flow (1)	399	39
Change in Net Industrial Debt	50	(403)

(1)	Change in net industrial debt, excluding capital increases, dividends and currency translation impacts.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Agricultural and Construction Equipment

AGRICULTURAL AND CONSTRUCTION EQUIPMENT

Revenues and Trading Profit/(Loss)

Full Year				4th Quarter
2013	2012	Change	(€ million)	2013	2012	Change
16,006	16,056	-0.3%	Net revenues	3,899	4,052	-3.8%
1,783	1,554	229	Trading profit/(loss)	298	264	34
11.1	9.7	1.4 p.p.	Trading margin (%)	7.6	6.5	1.1 p.p.

Agricultural and Construction Equipment reported revenues of €16.0 billion for the year, in line with 2012 (up 4.7% on a constant currency basis) as strong demand for Agricultural Equipment continued to offset a challenging business environment in the Construction Equipment business. The geographic distribution of industrial net revenues for the year was 43% NAFTA, 28% EMEA, 18% LATAM, and 11% APAC.

Agricultural Equipment full-year net revenues were up 3.6% over 2012 (up 9% on a constant currency basis) driven by positive net pricing, increased volumes and favorable product mix. All geographic regions except APAC reported increased revenue on a constant currency basis. Worldwide Agricultural Equipment market share performance was substantially flat for both tractors and combines. Worldwide Agricultural Equipment production was in line with retail sales during 2013 but 17% below retail sales for the fourth quarter, as the Group implemented the scheduled production slowdown to reduce company and dealer inventory to target year-end levels.

Construction Equipment net revenues decreased 16.4% over 2012 (down 11% on a constant currency basis), as continued weakness in most geographic regions was only partially offset by strength in LATAM. Worldwide Construction Equipment market share was substantially flat for both heavy and light equipment. Worldwide Construction Equipment production was 4% below retail sales for 2013, reflecting actions taken in Q4 to realign dealer inventory to retail demand.

Agricultural and Construction Equipment trading profit increased to €1,783 million for the year, up €229 million (+14.7%) from the prior year, with a trading margin of 11.1% (9.7% in 2012), reflecting positive pricing, mix and industrial productivity compared with 2012. Agricultural Equipment trading profit increased €214 million (+17.1%) over 2012 to €1,468 million and trading margin was 1.3 p.p. higher at 11.6%, as increased volumes, positive net pricing and reduced production costs more than offset increased R&D costs, primarily related to significant investments in new products and the launch of Tier 4B compliant products. Construction Equipment reported a trading loss of €83 million (€30 million loss for 2012) due mostly to lower volumes, partially offset by favorable pricing. Financial Services posted trading profit of €398 million, a €68 million increase over 2012, primarily reflecting the increase in the average portfolio and lower credit loss provisions.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

For the fourth quarter, Agricultural and Construction Equipment reported revenues of €3.9 billion, +3% on a constant currency basis (-3.8% on a reported basis) thanks to a strong Agricultural Equipment performance, particularly in LATAM. Trading profit for the quarter was €298 million, an increase of €34 million (or 13%) over the same period in 2012, with a trading margin of 7.6% (trading margin of 6.5% for Q4 2012). Agricultural Equipment trading profit increased €14 million over Q4 2012 to €240 million, with a trading margin of 7.9% (7.3% in Q4 2012), as positive net pricing and mix more than offset negative effects of foreign exchange translation. Construction Equipment reported a trading loss of €41 million (€40 million loss for Q4 2012). Financial Services posted trading profit of €99 million, a €21 million increase over Q4 2012, primarily reflecting the increase in the average portfolio and lower credit loss provisions.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Trucks and Commercial Vehicles

TRUCKS AND COMMERCIAL VEHICLES

Revenues and Trading Profit/(Loss)

Full Year				4th Quarter
2013	2012	Change	(€ million)	2013	2012	Change
8,752	8,924	-1.9%	Net revenues	2,689	2,698	-0.3%
101	466	-365	Trading profit/(loss)	94	167	-73
1.2	5.2	-4.0 p.p.	Trading margin (%)	3.5	6.2	-2.7 p.p.

Trucks and Commercial Vehicles reported full-year revenues of €8.8 billion, an increase of 1.5% on a constant currency basis (-1.9% on a reported basis). A modest recovery in demand in Europe, mainly in Q4 2013, and a sustained increase in LATAM were largely offset by the negative market mix of products sold, as well as reduced activity in the parts and services business.

During 2013, Trucks and Commercial Vehicles delivered a total of 135,709 vehicles (including buses and specialty vehicles), representing a 1% decrease from the prior year. The overall decrease was largely attributable to light vehicles, with deliveries down 7% for the year mainly to realign dealer inventory to retail demand. Volumes were up 16% for medium vehicles, 2% for heavy and 3% for buses. Deliveries were down 1% in EMEA and up 15% in LATAM.

The European truck market (GVW ≥3.5 tons) registered a 1.3% increase over 2012 to 659,400 units. Demand benefited from increased sales of Euro V vehicles in the heavy and medium categories (GVW >6.0 tons) during the second half of the year prior to the introduction of Euro VI emissions regulations in January 2014. By category, medium and heavy vehicle registrations were up 1.6% and 7.9%, respectively, for the full year, but down 2.6% for light vehicles (GVW 3.5-6.0 tons). The industry continued to experience large variations in demand across markets. The most significant growth was in the UK (+13.1%) and Poland (+13.3%). By contrast, there were continued contractions in Germany (-1.8%), France (-4.2%) and Italy (-13.1%).

Group share of the European truck market (GVW≥3.5 tons) remained stable year-over-year at an estimated 11.0% (11.1% in 2012), despite a less favorable product and market mix. Market share gains were achieved in Italy (+1.1 p.p. to 34.2%), Spain (+1.4 p.p. to 21.3%), France (+0.2 p.p. to 13.5%), Germany (+0.3 p.p. to 8.3%) and Poland (+1.1 p.p. to 11.7%). In the light vehicle category, Group share was 11.4% for the year (-0.1 p.p. over 2012), with gains in all major markets except the UK. In the medium category, share was 0.6 percentage points higher at 24.6%, with gains in nearly all markets. For heavy vehicles, share was in line with the prior year at 7.1%. The Group maintained its leadership position in Italy (35.5%) and posted a significant gain in Spain (+1.6 p.p. to 19.5%).

In LATAM, truck registrations were up 8.9% over the prior year to 225,800 units, with increases of 12.1%

in Brazil and 16.6% in Argentina, offset by a significant decline in Venezuela (-24.9%).

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Group share was 11.0%, a decline of 0.6 percentage points over 2012, despite a 1.5 percentage point increase in Argentina to 23.8%.

In Europe, dealer new vehicle inventories at December 31, 2013 were down 14% from year-end 2012 to a level representing coverage of approximately 2 months of expected sales activity (from 3 months at year-end 2012).

Trucks and Commercial Vehicles closed the year with a trading profit of €101 million, compared with €466 million for 2012. Negative market and product mix and tight price competition continued to affect margins primarily in Southern Europe. In LATAM, new product launch costs and unfavorable foreign exchange rate impacts more than offset positive market trends and pricing.

For the fourth quarter, revenues were in line with the prior year at €2.7 billion (up 3.3% on a constant currency basis). Trading profit was €94 million, compared with €167 million for the same period in 2012.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Powertrain

POWERTRAIN

Revenues and Trading Profit/(Loss)

Full Year				4th Quarter
2013	2012	Change	(€ million)	2013	2012	Change
3,331	2,933	13.6%	Net revenues	985	827	19.1%
158	141	17	Trading profit/(loss)	71	64	7
4.7	4.8	-0.1 p.p.	Trading margin (%)	7.2	7.7	-0.5 p.p.

Powertrain reported 2013 revenues of €3,331 million, an increase of 13.6% over the prior year (up 14.6% on a constant currency basis) with higher volumes recorded to both Group companies and external customers. For 2013, sales to external customers accounted for 34% of total revenues, in line with 2012.

During the year, Powertrain sold a total of 544,812 engines, an increase of 14.3% year-over-year. By major customer, 30% of engines were supplied to Trucks and Commercial Vehicles, 30% to Agricultural and Construction Equipment, and the remaining 40% to external customers. Additionally, Powertrain delivered 62,133 transmissions (-3.2% over 2012) and 156,772 axles (+1.2% over 2012).

Powertrain closed the year with a trading profit of €158 million, an increase of 12%, representing a trading margin of 4.7%, compared to €141 million (trading margin of 4.8%) for 2012. Higher revenues and better capacity utilization drove the improvement, which was partially offset by an increase in R&D costs aimed at maintaining technological leadership.

For the fourth quarter, Powertrain posted revenues of €985 million, a 19.1% increase over the same period in 2012 (up 20.2% on a constant currency basis). Trading profit was €71 million, compared with €64 million for the fourth quarter of 2012.

Sergio Marchionne	Richard Tobin
Chairman	Chief Executive Officer

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Appendix - New product announcements during the year

Agricultural and Construction Equipment

Case IH

•	Case IH released completely redesigned Precision Disk single-disk air drills, which deliver best-in- class seed placement accuracy for a wide array of crops.

•	In the first quarter of 2013, Case IH unveiled new features on its 2013 Axial-Flow combine lineup, including a redesigned cab – already recognized as the largest and quietest in the industry.

•	In May, Case IH won the Gold Gerdau “Best of the Land” trophy at Brazil’s Agrishow for its revolutionary new Multi-Row sugarcane harvester which gives farmers the ability to harvest sugarcane with various row spacings.

•	At the Farm Progress Show in Decatur, Illinois, Case IH launched 18 new tractor models in North America that meet the upcoming Tier 4B off-road emissions standards. Among these models are the highest horsepower tractors available on the market today with the Steiger Quadtrac 620 and new models of the Magnum and Maxxum tractors. Case IH is the first and only agricultural equipment manufacturer to use Selective Catalytic Reduction (SCR) technology alone to meet strict Tier 4B emissions standards, while offering customers best overall fuel efficiency.

•	At the Bauma show in Germany, Case IH launched the 370 CVX Magnum, the most powerful model in the Case IH range of conventional, rigid-chassis tractors.

•	In Brazil, Case IH was named “Most Desired Brand” in the category “Agricultural Machinery” by the country’s automotive and capital equipment association FENABRAVE.

•	At the Agritechnica trade show in Germany, Case IH launched more than 20 new products for the European market including five new tractor series. At the show, the Case IH Quadtrac 620 was named “Machine of the Year 2014” in the XXL tractor category.

New Holland Agriculture

•	At the SIMA trade show in Paris, New Holland launched the new Tier 4A/Stage IIIB emissions compliant T6 Auto Command tractor range, equipped with continuously variable transmission.

•	On June 18th, New Holland Agriculture celebrated the milestone of the 250,000th tractor manufactured in its Greater Noida facility, in India.

•	In EMEA, New Holland Agriculture launched the new CX7000 and CX8000 Elevation Super Conventional combines, featuring the Opti-Speed™ strawwalker technology, the Opti-Clean™ system and the SmartTrax™ rubber track system; as well as the new Roll-Belt™ round balers delivering higher baling capacity and better feeding ability in a wide range of crops and baling conditions.

•	At the Farm Progress Show, New Holland launched the new Tier 4B T7, T8 and T9 high horsepower tractors, featuring the ECOBlue™ HI-eSCR technology.

•	At the Agritechnica trade show, New Holland launched several additional tractors models, as well as material handling and harvesting equipment. The six model T8 Auto Command series tractors, introduced in Europe, were also honored with the “Machine of the Year 2014” award. The brand also received two Agritechnica Silver Medals for the Opti-Speed™ strawwalkers and the Cornrower header.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Case Construction

•	Case Construction globally launched the new M Series dozers. The five new models (750M, 850M, 1150M, 1650M, 2050M) represent a complete redesign of the product line.

•	In North America, Case delivered two important heavy equipment initiatives: ProCare machine support and the SiteWatch telematics solutions (SiteWatch has also been deployed in Europe).

•	Case Construction introduced its new Tier 4A/Stage IIIB 521F wheel loader in the North American market. CASE also introduced several Tier 4B/Stage IV emission requirement compliant models, including the Alpha Series skid steer loader.

•	Two new midi crawler excavators were introduced at the American Public Works Association (APWA) exposition in North America: the CX75C SR and CX80C were launched as new C Series excavators and the CX75C SR received one of Rental Magazine’s “Top Products of 2013” awards, as well as being included in the “Top Rollouts of 2013” list by Better Roads magazine.

•	The SR210 skid steer loader has been named as one of the “Most Innovative Products of 2013” by North American Compact Equipment and Utility Contractor magazine in December.

•	In China, Case received the coveted “Golden Award for Best Application” for its WX210 wheeled excavator with hydraulic lifting cab at the “Top 50 Awards”, the most prestigious recognition in China’s construction equipment industry.

•	In Latin America, Case launched the 321E compact wheel loader and then expanded its wheel loader range upwards, with the introduction in Brazil of model 1021F, meant for mining and infrastructure segments.

New Holland Construction

•	New Holland Construction globally introduced the new C Series dozers. The three new models (D125C, D150C, D180C), redesigned from the ground up, make a complete break from the previous generation.

•	New Holland Construction began presenting its lineup of Tier 4B/Stage IV emission compliant equipment to the markets with the launch of four new models of its 200 Series skid steer loader in North America, and two models of its E Series midi excavator in Europe.

•	New Holland Construction introduced new products at the Green Industry and Equipment Expo (GIE+EXPO) in North America, including the new Tier 4B L221 skid steer and the C227 compact track loader.

•	New Holland completed the introduction of its new crawler excavator range in Europe with three Tier 4A/Stage IIIB compliant short radius models, which feature the patented integrated noise and dust reduction system.

•	In Europe, New Holland launched a new version of the W170C wheel loader for the recycling industry, equipped with a new heavy duty cooling box and a full package of protections.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

Trucks and Commercial Vehicles

During 2013, Trucks and Commercial Vehicles continued to invest in improvements in product, service and quality.

•	Trucks and Commercial Vehicles participated at Transpotec Logitec 2013 in Verona, Italy, at the end of February, where Iveco showcased a range of products including the new Euro VI version of the heavy range Stralis Hi-Way, which was named “International Truck of the Year 2013”.

•	In March, Iveco launched the new medium Vertis HD, which is designed to meet the specific needs of the Brazilian market and forms an important part of the Segment’s commercial strategy. The heavy duty Stralis Hi-Way was also launched in Brazil during the year with three engine variants (440 hp, 480 hp and 560 hp) and three different configurations. Both vehicles are produced at the Group’s plant in Sete Lagoas, Brazil.

•	In April, the Segment participated in Bauma 2013 in Germany, where it premiered the super heavy duty Astra HHD9 that is designed to operate in the most extreme conditions.

•	Trucks and Commercial Vehicles was present at Auto Shanghai 2013 in April, where it presented its new line-up of vehicles for the Chinese market. Models showcased included: the new heavy Stralis Hi-Road which is ideally suited to the needs of the Chinese logistics market; the new medium Eurocargo configured for firefighting applications; and the heavy-duty Trakker, which is designed to operate in the most extreme terrain and weather conditions. In addition, the Segment also launched two new models developed through its Chinese joint ventures: the 2013 Naveco Power Daily light vehicle, based on the Iveco Daily platform; and the heavy-duty Iveco 682 on-road tractor designed for transport of coal, concrete and hazardous materials.

•	In June, the new Stralis Hi-Way was presented at CTT 2013, the construction equipment trade show in Moscow, as well as in Turkey and at the Brisbane Truck Show (BTS) in Australia.

•	In June, the first Defence Vehicles plant outside of Europe was opened in Sete Lagoas, Brazil, where the Segment produces the Guarani, a VBTP-MR armored vehicle developed in partnership with the Brazilian Army.

•	At Comtrans 2013 in Moscow in September, the Segment, a leader in the natural gas vehicle segment in Europe, exhibited its entire product lineup complete with the CNG versions of the Daily and Eurocargo.

•	In September, Naveco (a joint venture with SAIC Group) presented the new mid-size cab Yuejin “Chaoyue”, further expanding the model range which last year was named “Truck of the Year 2013” in China.

•	In November, Iveco launched the new medium Euro VI Eurocargo in the European market, equipped with Powertrain’s exclusive HI-eSCR technology. Produced at the Iveco plant in Brescia, Italy, the new Euro VI Eurocargo offers all of the traditional features that have led to the model’s success over the years, together with innovative new features, superior power and the optimized fuel efficiency offered by the HI-eSCR technology. With its superior fuel efficiency, maintenance performance and value, the new Euro VI Eurocargo continues as one of the most competitive vehicles in the market, particularly in terms of operating costs.

•	In Australia, the Segment presented the new Iveco Powerstar 7800, a unique Australian-made product designed for road train applications which is built to withstand the country’s extreme climates and harsh road conditions.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

•	Naveco received the “2013 China Logistics Technology & Equipment Innovation Enterprise” and “2013 China Logistics Technical Equipment Industry Technology Innovation Products” awards for the Power Daily at the 2013 National Conference of Modern Logistics Development, for the efficiency, affordability, safety and innovation of its products.

Bus

•	The Segment introduced the new Iveco Bus brand. The rebranding from the former Iveco Irisbus brand will strengthen identification of the bus range of products with the Segment’s other international activities. Launch of the Iveco Bus brand coincided with the world premiere of the URBANWAY city bus, the brand’s first Euro VI passenger vehicle, which was presented in May at the UITP World Congress and Mobility & City Transport Exhibition in Geneva.

•	In October at Busworld in Courtrai, Belgium, the leading European trade fair for the collective passenger transport sector, Iveco Bus presented its latest line-up of buses, equipped with Euro VI engines developed by Powertrain, which offer customers a 5-10% improvement in fuel efficiency.

Powertrain

On-road applications

•	New developments during the year included production launch of the EPA 13 and Euro VI versions of the F1C engine for Mitsubishi Fuso, as well as Euro VI versions of the NEF engine (N45 and N67) for vehicles produced by Trucks and Commercial Vehicles, including 4 and 6 cylinder versions for Iveco’s Euro VI Eurocargo.

•	Powertrain’s Chongqing plant in China began production of the Euro IV version of the F1C engine for the Power Daily produced by Naveco for sale in APAC markets, as well as the Euro VI version of the Cursor 9.

•	The Chicago Auto Show was the venue for the launch of the RAM ProMaster commercial van offered with engines custom designed by the Group for Fiat-Chrysler.

•	In Latin America, Powertrain began production of the Cursor 13 VGT for Iveco heavy vehicles and the Cursor 10 for heavy vehicles produced by Ford.

•	In recognition of Powertrain’s technological excellence, TÜV, one of the leading European technical certification centers, certified that the Euro VI Stralis Hi-Way, equipped with the innovative HI-eSCR catalytic reduction system, is 2.33% more fuel efficient than the Euro V version.

Off-road applications

•	At SIMA 2013 in Paris, Powertrain premiered a Tier 4B/Stage IV engine for application on agricultural tractors with output above 75 hp.

•	At Bauma 2013 in Germany, the Segment presented its range of engines for application on construction equipment, including the NEF and Cursor series engines with HI-eSCR technology, and also showcased its engine re-manufacturing activity.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

•	The Segment’s plant in Turin, Italy, began production of the Tier 4A version of the 3.4-liter F5C with power outputs above 56kW for installation in the Group’s agricultural equipment models and the Tier 4B version with power outputs below 56kW for application on the Group’s construction equipment models. In addition, production also began on the first Stage IV engine, the N67, for application on tractors produced by Claas.

•	Powertrain launched the Tier 4B/Stage IV version of the F34 for application on construction equipment.

•	Powertrain completed development and production ramp-up of the Tier 3 version of the 3.9-liter S8000 engine produced at the Agricultural and Construction Equipment plant in Greater Noida, India.

•	In November at Agritechnica, Powertrain presented its expanded range of engines for industrial applications with the launch of the new 3-cylinder, 2.2-liter R22.

•	In the marine segment, production began on the 570 hp N67 which complies with EPA Tier 3, IMO- MARPOL Tier 2 and RCD Stage I emissions standards.

•	In the power generation segment, production began on the 80 kW N45 engine, which will support development of the power generation business in emerging markets.

In December, the plant in Foggia, Italy, reached a major milestone with the production of its six millionth engine.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. Present in all major markets worldwide, CNH Industrial is focused on expanding its presence in high-growth markets, including through new joint ventures. Further information on CNH Industrial and its businesses is available on the corporate website www.cnhindustrial.com.

CNH Industrial Conference Call and Webcast

Today at 3:00 p.m. GMT, management will hold a conference call to present 2013 full year and fourth quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (www.cnhindustrial.com). The supporting document will be made available on the website prior to the call.

Non-GAAP financial information

CNH Industrial monitors its operations through the use of various key financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies. CNH Industrial management believes these financial measures provide comparable measures of its financial performance based on normalized operational factors, which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

CNHI key financial measures are defined as follows:

•	Trading profit is computed starting with Net revenues less Cost of sales, SG&A, R&D costs, and Other operating income and expenses. Trading profit is the measure used by Management to assess the trading performance of the Group’s businesses and represents Operating profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses. Management believes that Trading profit should, therefore, be made available to investors to assist in their assessment of the trading performance of the Group’s businesses. Specifically Trading profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of the Group’s businesses.

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

•	Operating profit is computed starting from Trading profit plus/(minus) Restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as Gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net industrial debt exclusively pertains to industrial activities of the Group (as compared to financial services activities) and is computed as Debt plus Other financial liabilities (mainly negative fair value of derivative financial instruments) less (i) Cash and cash equivalents, (ii) Current securities, (iii) Financial receivables from Group financial services entities and (iv) Other financial assets (mainly positive fair value of derivative financial instruments), all these items related to industrial activities, only. Therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net industrial debt.

•	“Constant currency basis” is the measure used by Management to discuss revenue and trading profit translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

Forward-looking statements

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, “expected”, “estimates”, “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a

Press Release 2013 FULL YEAR AND FOURTH QUARTER RESULTS

decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

The Group’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Group undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the Group and its businesses, including factors that potentially could materially affect the Group’s financial results, is included in the Group’s other filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Federico Donati
Tel: +44 1268 292468	Tel: +39 011 00 62756

Maurizio Pignata	Noah Weiss
Tel: +39 011 00 62464	Tel: +1 630 887 3745

Email: mediarelations@cnhind.com www.cnhindustrial.com

Consolidated Income Statement

Unaudited

(€ million)	2013	2012	4th Quarter 2013	4th Quarter 2012
NET REVENUES	25,778	25,785	6,934	7,014
TRADING PROFIT/(LOSS)	1,985	2,063	436	435
Gains/(losses) on the disposal of investments	(19)	(38)	(19)	(38)
Restructuring costs	40	166	20	26
Other unusual income/(expenses)	(58)	(13)	(9)	(13)
OPERATING PROFIT/(LOSS)	1,868	1,846	388	358
Financial income/(expenses)	(463)	(467)	(119)	(133)
Result from investments	102	81	31	15
PROFIT/(LOSS) BEFORE TAXES	1,507	1,460	300	240
Income taxes	590	560	130	84
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	917	900	170	156
Profit/(loss) from discontinued operations	—	—	—	—
PROFIT/(LOSS)	917	900	170	156

PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	789	791	173	143
Non-controlling interests	128	109	(3)	13

Change in Net Industrial Debt

Unaudited

(€ million)	2013	2012
NET INDUSTRIAL (DEBT)/CASH AT BEGINNING OF THE YEAR	(1,642)	(1,239)
Profit/(loss)	917	900
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)	748	716
Change in provisions for risks and charges and similar	65	144
CASH FROM/(USED IN) OPERATING ACTIVITIES DURING THE YEAR BEFORE CHANGE IN WORKING CAPITAL	1,730	1,760
Change in working capital	144	(291)
CASH FROM/(USED IN) OPERATING ACTIVITIES	1,874	1,469
Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)	(1,490)	(1,344)
NET CASH FROM/(USED IN) OPERATING ACTIVITIES, NET OF CAPITAL EXPENDITURES	384	125
Change in consolidation scope and other changes	15	(86)
NET INDUSTRIAL CASH FLOW	399	39
Capital increases, dividends and equity transactions	(282)	(470)
Currency translation differences	(67)	28
CHANGE IN NET INDUSTRIAL DEBT	50	(403)
NET INDUSTRIAL (DEBT)/CASH AT END OF THE YEAR	(1,592)	(1,642)

Translation of financial statements denominated in a currency other than the euros

The principal exchange rates used to translate into euros the financial statements prepared in currencies other than euros were as follows:

	Average 2013	At December 31, 2013	Average 2012	At December 31, 2012
U.S. dollar	1.328	1.379	1.285	1.319
Pound sterling	0.849	0.834	0.811	0.816
Swiss franc	1.231	1.228	1.205	1.207
Polish zloty	4.197	4.154	4.185	4.074
Brazilian real	2.867	3.258	2.508	2.704
Argentine peso	7.263	8.988	5.836	6.478